FORM C AND DISCLOSURE PACKET SIGN-OFF

NAME OF OFFERING: Circular Economy CRE

NAME OF ISSUER: Circular Enterprises, LLC

STATEMENT: **I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO SMALL CHANGE, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.**

CERTIFICATIONS: **IN ADDITION, PRIOR TO LAUNCHING THIS OFFERING ON THE SMALL CHANGE PLATFORM, I AM CONFIRMING THE FOLLOWING STATEMENTS TO BE TRUE:**

1.   **The Issuing Company (the "Company") is eligible to offer and sell securities under the Crowdfunding Exemption and has not raised capital through a public Reg CF offering in the past 12 months.**

2.   **No disqualification events have occurred, either for any covered persons or the Company itself, since the date that background reports were run and submitted to Small Change.**

3.   **The Company has established a means to keep accurate records of the holders of the securities that will be offered and sold through the Offering.**

4.   **For equity investments, the Company will store and maintain investor financial records by opening accounts for each investor on the Company's balance sheet and furnishing each investor with a K-1 tax form within 120 days after the fiscal year ends.**

5.   **For debt investments, the Company will store and maintain investor financial records by recording loans for each investor on the Company's balance sheet and furnishing each investor with a 1099 tax form within 120 days after the fiscal year ends.**

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6. For all investment types, the Company shall strive to report progress, both financial and physical, on a quarterly basis.

7. Any investor records will be maintained and stored securely.

8. I have reviewed Section 2 of the Platform Listing Agreement again, and understand all of the representations that we have agreed to.

9. I have all requisite authorization and authority to execute any and all documents on behalf of the Company, either directly or as an authorized signatory of its manager or managing member.

SIGNATURE BY ISSUER REPRESENTATIVE:

NAME: Stefan Martinovic

TITLE: President of the Manager, Circular Management, Inc.

SIGNATURE: _____

DATE: _____

CIRCULAR ENTERPRISES LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF + Reg D (506(c)) Offering

June 3, 2024

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

Side by Side Offerings

The Company is engaged in two simultaneous offerings of its securities:

- An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering"; and
- An offering under 17 CFR §230.506(c), which we refer to as the "Reg D Offering".

We are using the money from the two offerings for the same purposes and we are offering the same security in both offerings. The three primary differences between the offerings are (1) while anyone can invest in the Reg CF Offering, only "accredited investors" can invest in the Reg D Offering; (2) when non-accredited investors invest in the Reg CF offering, the amount they can invest is limited by law; and (3) the company is allowed to raise only $5 million per year in the Reg CF Offering, but an unlimited amount in the Reg D Offering.

For individuals, the term "accredited investor" means a person:

- With individual income of at least $200,000;
- With income of at least $300,000 with a spouse; or
- With a net worth of at least $1 million, not taking into account a personal residence.

When we refer to "the offering" in this Form C we mean the Reg CF Offering, unless indicated otherwise.

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§227.201(a) – Basic Information About the Company

Name of Company	Circular Enterprises, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 14, 2023
Kind of Entity (Use One)	Limited liability company
Street Address	25 Meadow Hill Place Armonk, New York 10504 United States
Website Address	https://www.circular.enterprises

	2023
Total Assets	$0.00
Cash & Equivalents	$0.00
Account Receivable	$0.00
Short-Term Debt	$4,710.00
Long-Term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	($4,710.00)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Stefan Martinovic	
All positions with the Company and How Long for Each Position	**Position:** President of the Manager, Circular Management Inc.	**How Long:** Since Inception
Business Experience During Last Three Years (Brief Description)	Strategic Advisor at Unacast, Adjunct Professor at NYU Schack Institute of Real Estate, Entrepreneur in Residence at Tenney110, VP Business Development at Placer.ai, Principal at Remix Properties, Partner at Broadacre Farm Ventures	
Principal Occupation During Last Three Years	Subject matter expert on commercial real estate development, location analytics, and mobility data.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** 1) Placer.ai 2) Tenney110 3) NYU Schack Institute of RE	**Business:** 1) Location data 2) Insurance 3) Higher education

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

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- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Stefan Martinovic

§227.201(d) – The Company's Business and Business Plan

See Exhibit A.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your

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investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in the Reg CF offering – our "target amount" – is $25,000. If we have not raised at least the target amount by 11:59 pm EST April 30, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,235,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

While we are trying to raise money in this offering, the Reg CF Offering, we will also be trying to raise money in the Reg D Offering. Because money is fungible, we don't care whether the money comes from the Reg CF Offering or the Reg D Offering. Thus the Reg D Offering itself has no "minimum" amount. However, we will not close on the Reg D Offering until either:

- The Reg CF Offering has reached the target amount of $25,000; or
- The amount raised in the Reg D Offering by itself is equal to at least the target amount of $25,000.

We will stop raising when either:

- We have raised at least the target amount of $25,000 in the Reg CF Offering and the total amount we have raised in the Reg CF offering plus the amount we have raised in the Reg D Offering equals our maximum of $5,000,000; or
- We have not raised the target amount in the Reg CF Offering but have raised the maximum amount in the Reg D Offering.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Reg CF Target Offering Amount?	Yes
What is the maximum you will accept in the Reg CF Offering (it may not exceed $5,000,000)?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. __X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $25,000:

Use of Money	How Much (Approximate)
Small Change success fee	$1,000
Asset Management Fee	500
Farm infrastructure	$6,000
Legal	$17,500

TOTAL	**$25,000**

If we raise the maximum goal of $1,235,000:

Use of Money	How Much (Approximate)
Land acquisition	$250,000
Architecture	$270,900
Asset Management Fee	$24,700
Civil Engineering	$105,000
Farm consulting	$27,000
Farm infrastructure	$6,000
Legal	$159,000
Debt Recapitalization	$283,000
Property Taxes	$60,000
Small Change success fee	$49,400
TOTAL	**$1,235,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the Reg CF offering is $2,500. Investments above the minimum may be made in increments of $1,000.

The minimum amount you can invest in the Reg D offering is $50,000. Investments above the minimum may be made in increments of $25,000.

As part of the investment process, you will be asked to sign an Investment Agreement - Exhibit C-1 if you are investing in the Reg CF offering and Exhibit C-2 if you are investing in the Reg D offering.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment made into the Reg CF offering until 11:59 pm EST on April 28, 2025 (48 hours before the offering deadline).

You can cancel all or any portion of your investment commitment made into the Reg D (506(c)) offering until 11:59 pm EST on April 23, 2025 (7 days before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares" in the Reg CF offering and "Class A Shares" in the Reg D offering. The price is $1 for each Share.

We arrived at the price as follows:

● We estimated how much money we need to complete the project.
● We estimated the value of the project when it's completed.
● We estimated what we believe is a fair return to Investors.
● Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares" in the Reg CF offering and "Class A Shares" in the Reg D offering. When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated May 20, 2024 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the LLC Agreement, distributions fall in two categories: distributions from operating cash flows and distributions from the sale or refinancing of the properties.

Distributions of Operating Cash Flow. Operating Cash Flow shall be distributed at such times as determined by the Manager and, when distributed, shall be distributed to the Members as follows:

1) First, to all Members (both Class A and Class B) until each Member has received his, her, or its Unreturned Investment until all such balances are reduced to zero;

2) Second, to all Members (both Class A and Class B) until each Member has received his, her or its Preferred Return accrued and unpaid through the date of distribution;

3) Third, for so long as any Class A or Class B shares remain outstanding, 80% to the Class A and Class B Members, pro rata, and 20% to the Manager.

Distributions of Net Capital Proceeds. Net Capital Proceeds shall be distributed at such times as determined by the Manager and, when distributed, shall be distributed to the Members as follows:

1) First, to all Members (both Class A and Class B) until each Member has received his, her, or its Unreturned Investment until all such balances are reduced to zero;

2) Second, to all Members (both Class and Class B) until each Member has received his, her or its Preferred Return accrued and unpaid through the date of distribution;.

3) Third, for so long as any Class A or Class B shares remain outstanding, 80% to the Class A and Class B Members pro rata and 20% to the Manager.

"Preferred Return" means, a cumulative, annually compounded return of 12.75% per year for Class A Members and 10.00% per year for Class B Members calculated on Unreturned Investment.

Obligation to Contribute Capital

Once you pay for your Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

All Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Shares without the Manager's consent.
- If you want to sell your Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Shares, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Shares. except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Shares until the Company is dissolved.

Modification of Terms of Shares

The terms of the Shares may be modified or amended only with the consent of the Manager.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in the Reg CF Offering (which may include the Sponsor and its affiliates) will own all the Class B Shares, while all the investors in the Class A Shares will be owned by the Manager and Investors in the Reg D offering.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the existing Share Classes. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class B Shares.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

Stefan Martinovic owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Martinovic effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.
- The Manager could decide to redeem shares held by Members.

How the Securities are Being Valued

The price of the Shares, both Class A and Class B, was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Shares in the future. If we had to place a value on the Shares, it would be based on the amount of money the owners of the Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 4% of any funds raised through the Reg CF offering.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0	$0	N/A	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	$0	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.

● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.

● Include only transactions between the Company and:

  o   Anyone listed in your answer to question 227.201(b); or

  o   Anyone listed in your answer to question 227.201(c); or

  o   If the Company was organized within the last three years, any promotor you've used; or

  o   Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or

  o   Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Asset Management Fee	Monthly payment	Circular Management Inc.	Stefan Martinovic is the Principal of Circular Management Inc.	Monthly payment of 0.17% of funds under management

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on December 14, 2023. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to invest into a portfolio of three (3) real estate projects, of which the Company will be a manager and member, as described in our business plan, as soon as the Offering closes. The underlying project entities intend to also use debt (borrow money), public subsidies and/or grants to finance a portion of the costs.

If we cannot raise money in this Offering, or the underlying project entities cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

The Company does not intend to acquire or hold any assets other than its interests in the project entities. The Company intends to acquire its interests in the project entities, and be appointed manager, immediately following the successful conclusion of the offering. Every other member of each project entity has consented to such acquisition of interest and appointment, per the terms of each project entity operating agreement (or equivalent).

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, there is no other capital source for the Company.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports they prepared attached as Exhibit H.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.circular.enterprises, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters

EXHIBIT A: THE BUSINESS PLAN



CIRCULAR

# CIRCULAR

is a real estate company developing an ecosystem of sustainability-driven projects across agriculture, hospitality and housing that embody the principles of regeneration and the circular economy

The Circular Ecosystem



Livingston Farm



GROW

Livingston Manor, Catskills NY

$65M Hotel, Farm & Housing

Wren of the Woods

EAT

Armonk, Hudson Valley NY

$5M Farm To Table Restaurant

5 Borough Fungi

UPCYCLE

Harlem, Manhattan NY

$5M Urban Mushroom Farm









5
Borough
Fungi

Conceptual renderings, subject to change

Circular Principles

Circular captures unique economic and environmental synergies by employing an ecosystem-based approach to sustainable development, grounded in five core principles:

1. **Grow Regeneratively:** Cultivate sustenance using practices that promote soil health, ecological restoration and carbon sequestration
2. **Consume Consciously:** Delivery exceptional hospitality experiences with a focus on local, responsibly-sourced fresh ingredients
3. **Upcycle Perpetually:** Divert organic waste into value-added products including compost, packaging, and building materials
4. **Plan Purposefully:** Conserve and improve property with programs designed to respect the land while benefiting areas of community need
5. **Build Sustainably:** Develop high performance buildings leveraging new construction technologies and locally sourced bio-based materials



LIVINGSTON FARM
Sends food waste for substrate production and composting, cross promotes
Sells produce and cross promotes
Sells substrate for growing mushrooms
Sells mushrooms for consumption, building materials and compost from waste products
WREN OF THE WOODS
Sells mushrooms for consumption
Contributes to community causes
5 Borough Fungi

CIRCULAR





Livingston Farm

is a proposed new regenerative community in the Catskills that plans to employ biophilic design to unite organic agriculture, hospitality, housing and the outdoors in a natural yet comfortable setting to create a place that nourishes the body, mind, soul and planet while creating a model for sustainable mixed-use development.

"Study nature, love nature, stay close to nature.
It will never fail you."
-Frank Lloyd Wright

Conceptual rendering
Subject to change



Conservation Development Program

10x Earth Berm
2-Bed Cabins

9x Single
Family Homes

4 Mile
Trail Network

Future 8x Cabin
Expansion

4-Bed
A-Frame

1800's Barn
w/ Restaurant

20 Room
Guesthouse

31x Timber
1-Bed Cabins

20 Acre
Regenerative
Organic Farm

10 Room Inn

Willowemoc Creek

Conceptual site plan, Subject to change


Livingston Farm
Liberty
Callicoon
Kerhonkson
Hyde Park
New Paltz
Poughkeepsie
Kingston
Red Hook
Wilderness
Monticello
Narrowsburg
Wappingers Falls
Fishkill
Montgomery
Newburgh
Middletown
Port Jervis
Woodbury
Monroe
Milford
Peekskill
Delaware State Forest
2 hr 11 min
120 miles
Delaware Water Gap National Recreation...
Newton
White Plains
Blairstown
2 hr 10 min
118 miles
Wayne
Parsippany-Troy Hills
Morristown
2 hr 9 min
117 miles
New York
Elizabeth
Bridgewater
Google

NYC Metro Access

Livingston Farm's convenient location just off 17 is an easy trip for visitors and a manageable 2 hour commute for NYC's remote workers (1), leading to a 21% population increase and a 22% increase in spending since 2019. (2)

In 2021, there was an estimated Accessible to over 40 million people from across the Northeast within a few hour drive with sought-after affluent demographics. (3)

Travel time to major population centers include:

- New York City – 2 hrs
- Philadelphia – 3 hrs
- Northern NJ – 1 hr 45 mins
- Westchester NY – 1 hr 45 mins
- Albany – 2 hrs 15 mins
- Syracuse – 2 hrs 30 mins
- Central NJ – 2 hrs 30 mins
- Hartford CT – 3 hrs





Livingston Manor NY

Livingston Manor is located in Sullivan county on the Western corner of Catskill Park. The town's slogan "Small Town, Big Backyard" captures the essence of this burgeoning Catskills hub, which Travel & Leisure listed as one of the best small towns in New York. (4)

Livingston Manor is just a short drive to over 100 mountain peaks and six major rivers. Located in the "land of little rivers", it is considered to be the birthplace of fly fishing in America, with abundant public fishing access including right along Main Street, in the 27-mile Willowemoc Creek.

Main Street has been a hub of local commerce since its founding, but the old tanneries and sawmills of the past have given way to a new generation of breweries, restaurants, hotels, shops and cafes catering to both local, weekenders and second home owners.

The town draws a vibrant mix of permanent and weekend residents including creatives, entrepreneurs and young professionals. Visits from $100k+ earners have increased 25% (5) and the vibe feels like many well-established Brooklyn neighborhoods.



LIVINGSTON FARM

Walkability

Its central, in-town location sets Livingston Farm offers guests and residents direct bike & pedestrian access just 200 yards from Main Street's breweries, restaurants and boutiques.

Livingston Farm

St Aloysius Cemetery

Willowemoc Creek

Catskill Brewery



Van Smokey Meat Shop. Restaurant & Bar.
4.7 ★★★★★ 59 reviews
Market

Debruce Rd

INTERSTATE 86

Debruce Rd



Upstream Wine & Spirits
4.9 ★★★★★ 31 reviews
Wine store

Diner

The Smoke Joint



Old Souls
5.0 ★★★★★ (1)
Outdoor clothing and equipment shop



The Kaatskeller
4.3 ★★★★★ 267 reviews · $$
Pizza restaurant

Peck's

The Neon Croissant

Trail



DROOZ and Company
4.8 ★★★★★ (5)
Gift shop

Rotery Park



Barnfox Livingston Manor
5.0 ★★★★★ 2 reviews
Coworking space

Manor Motors



Upward Brewing Company
4.7 ★★★★★ 194 reviews
Brewery



The Walk In
4.8 ★★★★★ 108 reviews · $$
Restaurant

Little North | Kitchen + Market

INTERSTATE 86

Regenerative Agriculture

Regenerative and permaculture principles are the core of Livingston Farm, where guests will experience practices designed to restore soil health, sequester carbon, and feed the community.

Our agricultural program has been guided by leaders from across permaculture design, regenerative agriculture and agroforestry, and includes:

- 2 acre market garden for fruits & vegetables

- 2 acre pepper patch and solar greenhouse growing hot chilis for Heatonist, world's most popular online destination for hot sauce

- 20 acres of orchards and U-pick berries

- Apiary for on-site honey production

- Rotational grazing of sheep, alpaca & chickens

- Wild mushroom foraging and harvesting



LIVINGSTON FARM

Projected Guest Room Rates



Inn & Guesthouses
$585 / night



1 BR Cabins
$727 / night



2 BR Cabins
$1,284 / night

Conceptual renderings, subject to change



LANGSTON FARM





Conceptual rendering, subject to change

The Barn - Food Program

The original 1800's dairy barn wears the patina of decades of active use and is planned to be revitalized to serve as the property's hub of activity and community engagement.

It is intended house food & beverage operations as well as flexible space for hosting events, meetings, cooking classes and tasting sessions.

This transformation is anticipated to be subsidized by the recently passed Historic Barn Tax Credit, which offers a state income tax credit for 25% of eligible rehabilitation expenses.

The full-service farm to table restaurant, tavern and cafe would serve elevated dishes featuring site grown and locally sourced foods from farms across the region. Outdoor culinary programming is expected to include farm dinners, barbecues and chili cookoffs.

The commercial kitchen would be home to a food business incubator supporting local entrepreneurs and producing value added farm products for local distribution.



LIVINGSTON FARM





Conceptual renderings, subject to change

Residences

Nine single family homes are planned to be sited on a private mountaintop cul-de-sac with panoramic views. A mix of 3 and 4-bedroom homes is anticipated to include farmhouses, A-frames, Scandinavian and Mid Century Modern designs with prices starting at $1.5M.

The homes are expected to be built using prefabricated and modular technologies designed to Passive House standards.

The target demographic is expected to be city dwellers looking for weekend escapes in addition to full-time residents, including families with children seeking community amenities including pool, rental management, dining and programming.



LIVINGSTON FARM

World class team of designers, engineers and farmers



Snohetta | *landscape*



Cooper Robertson | *master plan*



Sherwood | *civil engineering*

Rodale Institute | *agriculture*

Ultramoderne | *architecture*

LOVEISENOUGH | *interiors*







Projected Stabilized 2030 Resort P&L
+$6.2M Homebuilding Profit Estimate
+$402k Stabilized Staff Housing P&L



Projected Timeline

'20-'23	'24	'25	'26	'27	'28	'29	'30
Site Acquisition	**Equity raise**	Groundbreaking	Inn, Guesthouse, Cabin phase I & F+B openings	Cabins phase II opening	Home sales		Disposition / Recapitalization
Concept development	**Farm dinner series**	Sitework & Infrastructure			ESD grant closing		
Site & civil engineering	**EIS complete**	Barn renovation	Cabins phase II construction				
Initial plan submitted	**Subdivision approval**	Farm building construction		Homebuilding sitework			
Farm activation	Debt commitments						
Project team selected	Agricultural infrastructure	Inn & Guesthouse construction					
ESD grant awarded	Design development	Staff housing development					
EIS scoping completed							
Public hearings							

LIVINGSTON FARM



WREN OF THE WOODS

C. 1820



WREN OF THE WOODS

is an outpost of Livingston Farm, a new American restaurant, bar and local gathering spot planned for the heart of Armonk NY's thriving downtown in the Lower Hudson Valley. It intends to serve lunch and dinner with ingredients sourced from local regenerative & organic farms across the region in a comfortable, stylish atmosphere.

Conceptual rendering, Subject to change



Conceptual rendering, Subject to change

Sustainable Design

Expected to be the area's only LEED certified building, Wren of the Woods plans to use a geothermal heat pump, passive & PV solar, rainwater capture, bio-based materials and living green walls

Conceptual renderings, Subject to change

Stylish Comfort

Well appointed dining, bar, lounge and outdoor areas provide a backdrop for lively brunches & intimate dinners

Chef Roxanne Spruance

Wren of the Woods' Executive Chef Roxanne Spruance is a critically acclaimed chef based in NYC and the Hudson Valley, where she is known for creating innovative, seasonal food, while respecting and incorporating regional traditions(6)

- Sous Chef at Blue Hill at Stone Barns, two Michelin stars, top 50 restaurant in world
- Chef de Partie at WD~50 (NYC)
- Pastry chef at Michelin starred Blackbird
- Executive Chef at Café Tallulah (NYC)
- "Snail of Approval" certification by Slow Food New York for chefs with sustainable kitchens
- Opened Kingsley, named Zagat's "Best New Restaurant" and "Best American Restaurant," Michelin Recommended and awarded the Wine Spectator Award of Excellence
- Featured chef at the James Beard House, Taste of T, NY Taste, NYC Wine & Food Festival
- Won "Chopped" on The Food Network, judge on "The Butcher" on the History Channel
- Crain's 40 Under 40 class of 2017
- Frequent contributor on the Today Show





The New York Times

Restaurant Review: Fairy-Tale Touches at Richard Gere's Barn at the Bedford Post Inn (7)

Outdoor dining at the Barn under a wisteria-covered pergola. Lisa Wiltse for The New York Times










WREN OF THE WOODS
C. 1820

SMALL PLATES

BIBB LETTUCE
smoked green goddess dressing. herb flowers.

GRILLED WEDGE SALAD
baby romaine. goat cheese dressing. pine nut butter.

CHILLED SUNGOLD TOMATO SOUP
chanterais melons. cucumbers. shallot. lemon balm. black berries.

BRANDADE BEIGNEITS
whipped salt cod and potato. sauce gribiche.

SMOKED CHICKEN WINGS
tamarind. orange. chipotle. cilantro crema.

LOBSTER RANGOON
thai-chili sauce.

BLOOMING ONION
"elote." sweet corn. cotija. cumin. cilantro.

BLISTERED SHISHITO PEPPERS
preserved lemon seasoning.

GRILLED HALLOUMI
summer squash. sumac. tempura. poblano. chilis.

CHARRED OCTOPUS
cucumber. plum. shiso. sesame. labne. togarashi. yuzu. palm seeds.

STEAK TARTARE
dijon. mayonnaise. caper. onion. parsley. cornichon. crostini.

TARTE FLAMBÉE
alsatian flatbread. creme fraiche. onions. lardons. gruyere. fontina. bresaola. truffle oil.

BONE MARROW LUGE
wagyu carpaccio. sungold tomatoes. basil. olives. sherry shot.

CORN RIBS
cilantro. lime. ancho. cotija. miso-thai chili mayo.

CHORIZO AND HUILACHOCHE QUESO
housemade chorizo. maitake. poblanos. fresh tortillas.

RAW BAR

SHRIMP COCKTAIL
smoked & roasted cocktail sauce. lemon. dijonaise.

OYSTERS
daily selection. mignonette. lemon. smoked & roasted cocktail sauce.

CLAMS
daily selection. mignonette. lemon. smoked & roasted cocktail sauce.

HAMACHI CRUDO
jalapeno. buttermilk. jicama. cilantro. kumquat. lime.

SCALLOP CEVICHE
red onion. lemon. lime. orange. grains of paradise. palm seeds. cilantro.

OYSTER SHOOTER
quail egg. ponzu. scallion.

PETITE PLATEAUX DE FRUITS DE MERS
1/2 maine lobster. 6 oysters. 4 shrimp. 4 littleneck clams. yellowfin tuna tartare. 6 pei mussels.

GRANDE PLATEAUX DE FRUITS DE MERS
1 maine lobster. 12 oysters. 8 shrimp. 8 littleneck clams. yellowfin tuna tartare. 12 pei mussels.

DAILY SPECIALS

WEDNESDAY — RACK OF RIBS
bourbon bbq. sesame. scallion.

THURSDAY — 32 OZ DRY AGED BONE-IN RIBEYE
caramelized and grilled onions. sherry. blue cheese. sunflower.

FRIDAYS — HALIBUT FISH FRY
frites. spicy tartar. northwoods style.

SATURDAYS — WHOLE ROAST DUCK
grilled

SUNDAYS — WHOLE ROAST CHICKEN
smoked garlic aioli. field greens. confit potatoes.

LARGE PLATES

SUMMER SQUASH PASTA
housemade creste pasta. summer squash. white wine. kimchi. jalapeno/riotta stuffed squash blossom.

P.E.I. MUSSELS
coconut. green curry. summer beans. thai basil. mint.

WILD PRAWNS AND RAZOR CLAMS
heirloom tomato. meyer lemon. sweet and sour cherries. dill. basil.

WILD STRIPED BASS
snow peas. snap peas. black sesame gastrique. japanese eggplant. shiso.

WILD KING SALMON
zucchini. gold bar squash. squash blossoms. dill beurre blanc.

MAITAKE MUSHROOM
black garlic romesco. buckwheat. edamame. shoots.

FRIED CHICKEN
buttermilk. fried pickles. spicy peach ketchup.

ROASTED GLOUCHESTER SPOT PORK
stone fruit. red miso polenta.

BARN VEGGIE BURGER
black bean/mushroom house blend. brioche. oaxacan cheese. giardinara. mole aioli. cilantro crema. spiced peanuts.

BARN BURGER
house blend. brioche. bacon. egg. heirloom tomato. smoked garlic aioli. onion. white cheddar. whole grain mustard. bibb lettuce. greens.

STEAK FRITES
certified angus bavette. au poivre. frites. frisee. frizzled onions.

SIDES

FRESH BAKED MULTIGRAIN BAGUETTE
cultured butter. whipped lardo. herb oil.

FRENCH BEANS
miso butter. crispy rice.

HOUSECUT FRITES
smoked aioli. ketchup.

SMASHED POTATOES
garlic. shallots. parsley.

Conceptual menu, Subject to change

Potential Hudson Valley Farm Partners

<u>Livingston Farm</u> | Livingston Manor
Vegetables, Peppers, Mushrooms, Eggs, Fruit, Nuts, Honey

<u>5 Borough Fungi</u> | Manhattan
Mushrooms, Mycelium Building Products

Hawthorne Valley Farm | Ghent
Beef, Dairy, Cheese, Vegetables, Fruit, Nuts

Four Winds Farm | Gardiner
Beef, Pork, Vegetables, Chicken

Morningstar Farm | Claverack
Eggs, Vegetables, Wild Foods, Fruit, Nuts

Glynwood | Cold Spring
Chicken, Beef, Pork, Lamb, Goat, Turkey, Vegetables, Fruit

The Farm at Miller's Crossing | Hudson
Beef, Pork, Vegetables, Maple Syrup

Woven Stars Farm | Ghent
Beef, Pork, Chicken, Lamb

Stone Barns Center | Pocantico Hills
Vegetables, Grains, Turkey



Projected Year 1 Profit & Loss



Projected Timeline

2023	Q1 '24	Q2 '24	Q3 '24	Q4 '24	1Q '25	2Q '25
Conceptual design	Parking leases	**Site plan approval**	Loan closing	Building envelope	Interiors	Landscaping
Zoning variance approval	Planning board public hearings	**Equity raise**	Construction drawings	Interiors	Equipment	Pre-opening
		Design drawings	Groundbreaking		Inspections	**Grand opening**
			Foundation			





APOLLO
BANANA REPUBLIC
FACTORY STORE
BLICK
art materials
APOLLO
TRIBECA FILM FESTIVAL
PRESENTED BY AT&T
HBO'S THE APOLLO
Cinderella EYEBROWS

Harlem Mothers

5 Borough Fungi

5 Borough Fungi

Is a new urban gourmet mushroom farm planned for a vacant lot in New York City's Harlem neighborhood that intends to upcycle food waste from nearby restaurants into fresh organic mushrooms, reducing transport distance and carbon emissions.

It plans to transform a long vacant lot into a state of the art model for urban agriculture and expand access to healthy options in a food desert, while creating jobs and supporting community causes.




Conceptual renderings, subject to change

Operating Partnership

5 Borough Fungi will host a 10 year lease plus extension options with AfterLife Ag Inc., with a base rent plus profit sharing.

AfterLife upcycles food waste from restaurants into fresh, delicious, sustainable speciality mushrooms, dramatically shortening distances travelled from farm to fork.

AfterLife will operate the farm as a fruiting facility and leverage their established local distribution channels in grocery, restaurant and wholesale to capture the NYC metro market's huge unmet demand for mushrooms.

Learn more at afterlifemushrooms.com


AFTER LIFE
RESTAURANT
Our Partners
Anyone who generates food scraps (restaurants, grocery, distributors, CPG etc)
Scraps Upcycling
We utilize the food scraps to create substrate fully sterilized
Indoor Farm in Queens
Mycelium Blocks
Turned into compost provided to
Fresh Mushrooms
Local, sustainable mushrooms to partner with collab on new recipes/products

Over 20 Organic Gourmet Mushroom Varieties


Blue Oyster


Yellow Oyster


Pink Oyster


King Oyster


Maitake


Shiitake


Lions Mane


Reishi

Potential for creation of value-added products from upcycled spent mycelium growing substrate blocks



Building Bricks



Insulation



Biochar



Compost

Community Impact

5BF is expected to create new on-site farming jobs on-site and in related businesses, as well as providing urban agriculture training to help further grow this budding industry in NYC.

The farm intends to produce fresh healthy food to supply restaurants and retail to educate on nutrition in the surrounding food desert.

5BF plans to donate a portion of proceeds from mushroom sales to community nonprofits focused on social & environmental causes including Harlem Mothers & Fathers SAVE and Harlem Grown.



West Harlem

Harlem has become one of New York City's hottest neighborhoods and is experiencing a surge in popularity (8), driven by new apartments, retail and an entire campus for Columbia University's business school.

However it still suffers from a lack of economic opportunities and is in a food desert with a lack of healthy, fresh options. Many residents are unfortunately forced to rely on convenience stores and fast food restaurants as dietary staples.



The City College of New York
5 Borough Fungi
Harlem Hops
Dinosaur Bar-B-Que
125 St
A B C D
Apollo Theater
HARLEM
Red Rooster Harlem
Columbia University
APOLLO
Starbucks Coffee
wework
Whole Foods Market
The Cathedral Church of St. John the Divine
Harlem Tavern
Bar Kitchen Beer Garden
Levain Bakery
Frederick Douglass Blvd
Bean & Barley
Harlem, NYC
The Cecil Steakhouse
Adam Clayton Powell Jr Blvd
Malcolm X Blvd
110 St-Cathedral Pkwy
1 mile
Costco Wholesale
Central Pk North-110 St Lenox Av
Central Park
Peter J. Sharp
Imagery ©2018 Google, Map data ©2018 Google

Projected Mushroom Farm Stabilized Annualized Profit & Loss
Circular's Economics are From Rental Income as Landlord

Peat Farming (Tenant)



Revenues
Expenses
Subtotal
$4,000,000
$3,000,000
$2,000,000
$1,000,000
94.1%
5.9%
$3.8M
-25.8%
-3.5%
$1.3M
-11.3%
$1.3M
-15.9%
-0.4%
$720k
Food Production
Mycelium Products
Gross Revenue
Direct Labor
Direct Materials
Indirect Labor
Indirect Materials
Gross Profit
Fixed Costs (NNN)
Charitable Contributions
Operator Net Profit



Revenues
Expenses
Subtotal
Circular (Landlord)
$600,000
$400,000
$200,000
73.8%
26.2%
$484k
24.7%
-12.4%
-6.2%
-6.1%
$484k
Base Rent
Profit Share
Gross Revenue
CAM Charges
Taxes
Insurance
Utilities
Property NOI

5 Borough Fungi

Projected Timeline



Q2 2024	Q3 2024	Q4 2024	Q1 2024	Q2 2025	Q3 2025
Capitalization	**Design**	**Entitlement**	**Construction**	**Operation**	**Stabilization**
Equity raise, debt commits	Advance architectural & engineering design drawings	Secure necessary city approvals and building permits	Building of foundation, steel frame, building envelope, interior	Installation of equipment, training of staff for initial grow	Full scale production with secured offtake distribution

Borough Fungi

Reg CF Investment Offering
Class B Preferred Stock

- Up to $1,235,000 total round size

- $2,500 to $250,000 investment size

- 10% accruing annual dividend

- Open through April 30, 2025 or until filled

- 10 year investment holding period horizon

- 10% additional payout if entire investment is returned prior to end of target holding period



CIRCULAR

How Will This Work For You?

Anticipated Portfolio Cash Flows		2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	TOTAL
Development Costs		$ (8,952,834)	$ (31,991,051)	$ (14,100,952)	$ (9,917,628)	$ (293,089)	$ -	$ -	$ -	$ -	$ -	$ -	$ (65,255,555)
Gross Revenue		$ -	$ 3,246,419	$ 13,331,977	$ 30,504,887	$ 26,281,228	$ 26,078,066	$ 27,217,699	$ 5,697,030	$ 5,866,900	$ 6,041,844	$ 4,339,703	$ 148,605,751
Net Operating Income		$ (292,111)	$ 1,002,958	$ 3,471,809	$ 6,651,603	$ 9,260,769	$ 9,938,806	$ 10,201,509	$ 1,622,994	$ 1,656,603	$ 1,691,201	$ 929,695	$ 46,135,837
Sale Proceeds		$ -	$ -	$ -	$ -	$ -	$ -	$ 107,826,288	$ -	$ -	$ -	$ 15,682,791	$ 123,509,080
Unlevered Cash Flow		$ (9,244,946)	$ (30,988,093)	$ (7,989,143)	$ 6,933,975	$ 10,827,680	$ 9,938,806	$ 118,027,798	$ 1,622,994	$ 1,656,603	$ 1,691,201	$ 16,612,486	$ 119,089,362
Levered Cash Flow		$ (5,360,339)	$ (6,862,840)	$ (4,796,226)	$ (4,472,389)	$ 5,305,639	$ 5,358,200	$ 74,944,969	$ 885,990	$ 919,599	$ 954,196	$ 10,421,581	$ 77,298,381
Circular Portfolio Allocation													
Portfolio Overhead	1.00%	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (50,000)	$ (550,000)
Management Fee	2.04%	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (102,000)	$ (1,122,000)
Cash Flow without Debt		$ (3,201,774)	$ (8,322,828)	$ (1,715,736)	$ 1,932,248	$ 2,887,822	$ 2,671,912	$ 29,083,674	$ 667,857	$ 683,044	$ 698,685	$ 7,162,757	$ 32,547,662
Cash Flow with Debt		$ (1,301,461)	$ (1,994,230)	$ (1,096,301)	$ (1,013,806)	$ 1,378,859	$ 1,392,869	$ 18,401,481	$ 327,512	$ 342,699	$ 358,340	$ 4,276,999	$ 21,072,960
Class B Shares	$1,235,000	24.70%											
Potential Cash Flow If You Invest	$10,000	$0	$0	$0	$0	$2,758	$2,786	$31,308	$281	$305	$330	$6,600	$31,042
As % of Investment	310.42%												

The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possible for the reasons described in the document called Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.



CIRCULAR

Entity Structure

Circular Enterprises LLC
aka Circular

Issue preferred stock to investors,
own common stock interests in affiliated projects

Class A shareholders | 75.3% *preferred*
Class B shareholders | 24.7% *preferred*

10% of funds

Circular Management Inc.
Finance & Accounting
Marketing & Issuance
Salaries & Consultants
Legal & Compliance

30%

Broadacre Farm Ventures LLC (PropCo)
aka Livingston Farm

Entitle site, partner with Co-GP & manager on resort, manage restaurants, sell homes, operate farm

Post-Investment Capital Structure:
Circular Enterprises LLC, *manager* | 25% *common*
Remix Properties LLC, *manager* | 25% *common*
Fresh Air Realty LLC, *manager* | 25% *common*
Ecostruct Inc., *manager* | 25% *common*

30%

Property1 Holdings LLC (PropCo)
aka 5 Borough Fungi

Develop & own building, earn income from long term participating lease to tenant Afterlife Ag Inc.

Post-Investment Capital Structure:
Circular Enterprises LLC, *manager* | 13% *common*
Remix Properties LLC, *manager* | 11% *common*
Bralina Holdings LLC | 54% *common*
Gardenia OZ Fund LLC | 22% *common*

30%

12 Maple Owner LLC (PropCo)
New Local Hospitality LLC (OpCo)
aka Wren of the Woods

Develop & owns building, earn income from restaurant food & beverage operations

Post-Investment Capital Structure:
Circular Enterprises LLC, *manager* | 70% *common*
Remix Properties LLC, *manager* | 20% *common*
Roxanne Spruance LLC, *manager* | 10% *common*



Allocations are approximate and subject to change based on project requirements

CIRCULAR

Manager Biography

Stefan Martinovic (linkedin.com/in/stefanmartinovic) is the **Founder of Circular** and **President of Circular Management**. He is a seasoned innovator and serial entrepreneur with expertise in real estate, economic development, technology, and investment management.

Nearly the entirety of Stefan's professional career has been a focus on applying emerging technologies to real estate development. He is a **Professor at the NYU Schack Institute of Real Estate** teaching Real Estate Innovation & Entrepreneurship. He was an **Entrepreneur In Residence at Tenney 110**, a subsidiary of AmFam Group, where he launched new real estate technology ventures and a **Strategic Advisor to Unacast**.

Stefan held key roles as **VP Business Development at Placer.ai**, a $1B location analytics technology company. He served as **VP Investments at Midwood**, a $2B owner-developer with a 140 property national portfolio across 10 states, positioning Midwood among the most progressive institutional investors in NYC CRE.

Stefan was the **Real Estate Board of New York's first Director of Innovation**, where he launched NYC's Multiple Listing Service. He was **Co-founder and CEO of Create.io**, a VC-backed software startup pioneering property data & 3D maps for urban development.

Stefan is a member of the **ULI's Technology & Innovation Council** and an **investor and advisor** to numerous real estate tech startups. He holds an **MBA in Finance from The College of William & Mary**, and a BBA in Finance from Seton Hall University.



 CIRCULAR

Real Estate Innovation & Technology Leadership

The team includes founders, investors, advisors and executives within the real estate technology. Through our extensive network, we has access to the founders and bleeding edge technologies that are shaping the industry, and is putting them to work to build better places.





RYSE
Placer.ai
unacast.
CREATE™
HABIDATUM
cherre
Lofty
resident
compound.
FLAGSHIP RTL
citybldr
TERRAIN
REVMAX
frontdoor®
FOXY
MODULE
igluu
EVERYWHERE
Raise Coworking
Real Blocks

Circular Atlas Platform

Circular leverages the latest geospatial capabilities to power a proprietary 3D Digital Twin mapping platform called Atlas.

Atlas allows for unprecedented efficiency in due diligence, planning, design, & visualization of Circular's project pipeline.

Atlas gives Circular a competitive advantage by aiding in acquisitions, entitlements, capital raising, and marketing activities.


Inlet Pipe
Channel
Channel
Seep
Erosion
Groundwater
Groundwater
Culvert
Channel
Erosion
Spring/Seep
Seep
Seep
Wetland
Wetland
Wetland
Creamery Rd
River St
School St

CIRCULAR

Footnotes

(1)   Google (n.d.). Livingston Manor - Google Maps. Google Maps. Retrieved February 19, 2024, from
https://www.google.com/maps/place/Livingston+Manor,+NY+12758/

(2)   Placer.ai

(3)   Esri Business Analyst Online

(4)   Travel & Leisure: Bauso, A. O. (2023, May 28). The 12 Best Small Towns in New York.
https://www.travelandleisure.com/trip-ideas/best-small-towns-new-york

(5)   Placer.ai

(6)   Spruance, R. (n.d.). *About - Roxanne Spruance*. RoxanneSpruance.com. https://www.roxannespruance.com/about

(7)   The New York Times: Gabriel, A. (2015, July 11). Restaurant Review: Fairy-Tale Touches at Richard Gere's Barn at the Bedford Post Inn.
https://www.nytimes.com/2015/07/12/nyregion/restaurant-review-fairy-tale-touches-at-richard-geres-barn-at-the-bedford-post-inn.html

(8)   RentHop. (2023, August 1). The 50 hottest NYC neighborhoods right now.
https://www.renthop.com/research/hottest-nyc-neighborhoods-for-new-yorkers/



CIRCULAR

Disclaimer

Investing involves the risk of loss. You should only consider investing if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry, since real estate can be risky and unpredictable, and markets can change without warning.

For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises.

Descriptions of the attributes, features or economics of the project in this presentation are for illustrative purposes only and are subject to the terms of the offering. Past performance is not a guarantee of future results of any development project or investment.

This offering is open to everyone over 18 years. For more information please visit www.smallchange.co. NSSC Funding Portal, LLC, is a member of FINRA.



CIRCULAR



CIRCULAR

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks:

Entitlement Risk: The process of obtaining entitlements for real estate development is fraught with uncertainties and complexities. There is a substantial risk that the projects, including a restaurant, hotel, and urban farm, may face delays, increased costs, or outright denial of necessary approvals and permits from local authorities. Such outcomes could significantly impact project timelines, increase expenses beyond initial projections, and potentially jeopardize the entire investment. Investors should be aware that the entitlement process is unpredictable, and even with comprehensive planning, unforeseen challenges may arise that could adversely affect the viability of the projects.

Financing Risk: Securing adequate financing for real estate development is critical, yet highly uncertain. The projects' ability to obtain necessary funding on favorable terms is subject to market conditions, lending criteria, and the financial viability of the development plans. There is a risk that financing may not be available when needed, or may come at a higher cost than anticipated, which could strain the projects' budgets, delay development timelines, or result in the need for additional capital that may dilute existing investments. Investors should consider the possibility that financing challenges could materially impact the projects' success and financial returns.

Market Risk: The real estate market is inherently volatile, influenced by a myriad of factors including economic cycles, interest rates, employment trends, and consumer sentiment. The success of the proposed restaurant, hotel, and urban farm developments is closely tied to market conditions that may fluctuate significantly over the development and operational phases. There is a risk that a downturn in the real estate market or in the specific sectors these projects target could reduce demand, impact occupancy rates, and decrease revenue potential, adversely affecting the investment's return. Investors must be prepared for the eventuality that market risk could undermine the financial performance of the projects."

Regulatory Risk: Real estate developments are subject to a wide range of regulations, including zoning laws, building codes, environmental regulations, and health and safety standards. Changes in regulatory frameworks or the introduction of new laws and regulations could impose additional requirements, lead to costly compliance measures, or restrict project scope and operations. There is a significant risk that regulatory changes could increase project costs, cause delays, or limit the intended use of the developments, negatively impacting the investment. Investors should be aware that regulatory risk represents a material uncertainty that could affect the viability and profitability of the projects.

Operational Risk: The operational phase of real estate developments, including a restaurant, regenerative farm, hotel, and urban farm, introduces a distinct set of risks that can significantly impact the projects' success and sustainability. Operational risk encompasses the potential for financial loss or damage to the projects' reputation due to inadequate or failed internal processes, people, systems, or from external events. This includes risks related to managing the day-to-day operations, supply chain disruptions, labor shortages, health and safety incidents, and the ability to maintain high standards of service and quality. There is also the risk that operational costs may exceed forecasts due to inflation, unexpected maintenance needs, or inefficiencies in resource management. Furthermore, the unique challenges of operating a diversified portfolio that includes a restaurant, regenerative farm, hotel, and urban farm compound the complexity of managing these risks effectively. Failures in operational execution could lead to decreased customer satisfaction, reduced occupancy or patronage rates, and ultimately, lower revenue and profitability. If any one of the individual projects were to underperform, it could have an impact on overall portfolio cash flow and the return of your investment. Investors should consider the significant uncertainties and challenges associated with operational risk, which could materially impact the projects' financial performance and the return on investment.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Delays and challenges within the entitlement process

- Changes in pricing power for goods and services

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

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Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Shares:

- There will be no public market for your Shares, meaning you could have a hard time finding a buyer.

- The sale of your Shares is restricted, both by law and the LLC Agreements, for one year except in limited circumstances

- Under the LLC Agreement, Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Shares, and these conditions might not be acceptable to you.

- If you want to sell your Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: Shares are being offered pursuant to Reg CF and Reg D (506(c). Reg CF and Reg D do not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information, we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

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Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from investors in either Offering for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Tax Aspects: The tax aspects of an investment in the Company are complicated, and each investor should have them reviewed by a professional adviser familiar with such investor's personal tax situation and with the tax laws and regulations applicable to the investor and investment in limited liability companies. The Company is not intended and should not be expected to provide any tax shelter but is organized as a limited liability company taxed as a partnership to permit collective investment by the Members without imposition of taxation at the entity (i.e., Company) level.

The Members, and not the Company, are subject to tax on any income or gain realized by the Company. This tax liability exists even in the absence of cash distributions. Accordingly, a Member may have taxable income, and a resulting tax liability, arising from such Member's investment in the Company in a fiscal period when no cash is distributed to such Member by the Company. Individual taxpayers are prevented from deducting indirectly, through a pass-through entity such as the Company, expenses that would be deductible if paid or incurred directly by such taxpayers. The Code (as defined below) imposes limits on a number of deductions characterized as "miscellaneous itemized deductions," including those for expenditures related to investment income or property.

There can be no assurance that the tax consequences described herein will be applied to the Company or the Members. Such matters are subject to change by legislation, administrative action, and judicial decisions. Legislation has been proposed from time to time in Congress which, if enacted, could modify the tax treatment of the Company or the Members. If the IRS challenges any tax position taken by the Company and such challenge is sustained, Members may incur liability for interest and penalties.

A Member may incur tax liabilities under state or local income tax laws of certain jurisdictions in which the Company operates directly or indirectly through subsidiary entities as well as the jurisdiction of such Member's residence or domicile, which laws vary from one locale to another and which, like federal income tax laws, are complex and subject to change. Special tax considerations may also apply to any corporation, limited liability company, trust or other entity exempt from federal income taxation,

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including, without limitation, any Qualified Plan (as defined in U.S. federal regulations), endowment Company or foundation, or charitable, religious, scientific, or educational organization.

Conflicts of Interest: Instances may arise where the interest of the Manager (or its member(s)) may potentially or actually conflict with the interests of the Company and the Investors. For example, conflicts of interest may arise as a result of the Manager's (or its shareholders, members, officers, directors, or employees) including by not limited to:

● The Manager may have investments in portfolio projects and the Company as well as other investments both public and private.

● The Manager may co-invest in some or all of the Company opportunities or invest in opportunities the Company has declined to participate in or otherwise make investments.

● The Manager may offer pro rata participation rights of the Company in the Portfolio Company to other investment entities for consideration which will not be paid to the Purchasers in the Company.

● The allocation of investment opportunities by the Manager to the Company and such projects.

● It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

● It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

● The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

By investing in the Company, each Member understands, consents, and agrees to such conflicts of interest.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Shares:

● In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in New York, which might not be convenient for you.

● You would not be entitled to a jury trial.

● You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

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- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Shares.

Reputational Risk: Any events or issues that negatively impact one or all of the Company's projects' reputation which can lead to loss of customers, partnerships and revenue and may impact the ability to return your investment.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C-1: REG CF INVESTMENT AGREEMENT

CIRCULAR ENTERPRISES LLC

This is an Investment Agreement, entered into on _____ by and between Circular Enterprise LLC (the "Company"), Circular Management Inc. (the "Manager") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "Circular Enterprises LLC Agreement" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

    2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "Class B Shares" for _____ [Purchase Price] (the "Shares").

    2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated

by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in New York, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at sm@remix1.co. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

17.1.   **No Transfer**. You may not transfer your rights or obligations.

17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: Circular Enterprises LLC

By: Circular Management, Inc.

By: _____

   Stefan Martinovic, President

EXHIBIT C-2: REG D INVESTMENT AGREEMENT

CIRCULAR ENTERPRISE, LLC

This is an Investment Agreement, entered into on _____ by and between Circular Enterprise LLC (the "<u>Company</u>"), Circular Management Inc. (the "Manager") and _____ ("<u>Purchaser</u>").

Background

I.   The Company is offering limited liability company interests pursuant to a Confidential Investor Disclosure Document (the "<u>Disclosure Document</u>").

II.   The Company and its members are parties to an agreement captioned "Circular Enterprises LLC Agreement" (the "<u>LLC Agreement</u>").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Disclosure Document. The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

   2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ "Class A Shares" for $_____] (the "<u>Shares</u>").

   2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the number of your Shares. We will notify you promptly if this happens.

3.   **No Right to Cancel**. You do not have the right to cancel your subscription or change your mind. Once you sign this Investment Agreement, you are obligated to purchase the Shares, even if the amount is reduced pursuant to section 2.2.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money might first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that under the terms of the LLC Agreement, the Shares may not be transferred without our consent. Also, securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any Shares.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Class A Shares is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

    6.25.1. **Accredited Investor**. At least one of the following statements is true:

        1) Your net worth, excluding your principal residence, is at least $1,000,000.

        2) Your income has been at least $200,000 for each of the last two years, and you expect it to be at least $200,000 this year.

        3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

        4) You hold any of the following licenses from the Financial Industry Regulatory Authority (FINRA): a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82), or a Licensed Investment Adviser Representative license (Series 65).

        5) You are an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act") or the laws of any state.

        6) You are an investment adviser described in section 203(l) (venture capital fund advisers) or section 203(m) (exempt reporting advisers) of the Advisers Act.

    6.25.2. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

    6.25.3. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

    6.25.4. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

    6.26.1. **Accredited Investor**. At least one of the following statements is true:

        1) Purchaser is a bank, a savings and loan association, a broker-dealer registered under section 15 of the Securities Exchange Act of 1934, an insurance company, or an investment company registered under the Investment Company Act of 1940.

2) You are an investment adviser registered under the Advisers Act or the laws of any state.

3) You are an investment adviser described in section 203(l) (venture capital fund advisers) or section 203(m) (exempt reporting advisers) of the Advisers Act.

4) Purchaser is a corporation, partnership, or limited liability company not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000.

5) Purchaser is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person.

6) Purchaser is a "family office," as defined in rule 202(a)(11)(G)-1 under the Advisers Act, if the family office (i) has assets under management in excess of $5,000,000, (ii) was not formed for the specific purpose of acquiring the securities offered, and (iii) is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

7) Purchaser is a "family client," as defined in rule 202(a)(11)(G)-1 under the Advisers Act, of a family office meeting the requirements above, whose investment in the issuer is directed by such family office;

8) Each of the equity owners of Purchaser either (i) is an individual (not an entity) and can truthfully make at least one of the statements in section 6.25.1, or (ii) is an entity and can truthfully make at least one of the foregoing statements in this section 6.26.1.

6.26.2.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.3.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.4.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.5.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.6.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.7.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in New York, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at sm@circular.enterprises. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

    17.1.   **No Transfer**. You may not transfer your rights or obligations.

    17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

    17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: Circular Enterprises LLC

By: Circular Management, Inc.

By: _____

   Stefan Martinovic, President

EXHIBIT D: LIMITED LIABILITY COMPANY AGREEMENT
CIRCULAR ENTERPRISES LLC

This is an Agreement, entered into and effective on May 20, 2024, by and among Circular Enterprises LLC, a Delaware limited liability company (the "Company"), Circular Management Inc. (the "Manager"), and the persons who purchase Class A or Class B Shares following the date of this Agreement (the "Members"), which may include the Manager and its affiliates. The Class A and Class B Members and the Manager are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "Circular Enterprises LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company is to act as holding company and manager of three (3) limited liability companies that acquire, own, develop, manage, operate, lease and ultimately sell property investments respectively at 1) Broadacre Farm Ventures LLC, 26 Hoag Road, Livingston Manor, NY 12758; 2) Property1 Holdings LLC, 302 West 128th Street, New York, NY 10027 and 3) 12 Maple Owner LLC and New Local Hospitality LLC, 12 Maple Avenue, Armonk, NY 10504 (the "Property"), as described more fully in the Form C disclosure packet of the Company and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Only Class A Members shall be required to contribute capital to the Company. The Manager shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class A Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

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2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by Five Million (5,000,000) "Shares," of which One Million Two Hundred and Thirty-Five Thousand (1,235,000), offered through a Reg CF offering, shall be denominated as "Class B Shares" and Three Million and Seven Hundred Sixty Five (3,765,000) as "Class A Shares." All of the Class B Shares shall be owned by the Class B Members and all of the Class A Shares shall be, and are, owned by the Manager and Investors in the Reg D offering. The Manager may authorize and issue additional Class A or Class B Shares or create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.3.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.4.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.5.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.2.   "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3.   "Operating Cash Flow" means cash flow from the ordinary operations of the Property (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4.   "Preferred Return" means,

(a)   with respect to each Class A Member, a cumulative, annually compounded return of 12.75% per year on such Class A Member's Unreturned Investment, measured from the date the Class A Member's Capital Contribution was released from escrow and transferred to the Company's account.

(b)   with respect to each Class B Member, a cumulative, annually compounded return of 10.00% per year on such Class B Member's Unreturned Investment, measured from the date the Class B Member's Capital Contribution was released from escrow and transferred to the Company's account.

4.1.5.   "Reserve Accounts" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.6.   "Unreturned Investment" means, with respect to any Member, the amount of such Member's Capital Contribution reduced by the aggregate amount of any distributions such Member has received pursuant to section 4.2.2.

4.2. **Distributions**.

      4.2.1. **Distributions of Operating Cash Flow**. Operating Cash Flow shall be distributed at such times as determined by the Manager and, when distributed, shall be distributed to the Members in accordance with the following::

      (a)   First, to all Members (both Class A and Class B) until each Member has received his, her, or its Unreturned Investment until all such balances are reduced to zero;

      (b)   Second, to all Members (both Class A and Class B) until each Member has received his, her or its Preferred Return accrued and unpaid through the date of distribution;

      (c)   Third, for so long as any Class A or Class B shares remain outstanding and not otherwise redeemed in full pursuant to Section 8.6 or 8.7 hereof, then 80% to the Class A and Class B Members, pro rata, and 20% to the Manager.

      4.2.2. **Distributions of Net Capital Proceeds**. Net Capital Proceeds shall be distributed at such times as determined by the Manager and, when distributed, shall be distributed to the Members in accordance with the following:

      (a)   First, to all Members (both Class A and Class B) until each Member has received his, her, or its Unreturned Investment until all such balances are reduced to zero;

      (b)   Second, to all Members (both Class and Class B) until each Member has received his, her or its Preferred Return accrued and unpaid through the date of distribution;.

      (c) Third, for so long as any Class A or Class B shares remain outstanding and not otherwise redeemed in full pursuant to Section 8.6 or 8.7 hereof, then 80% to the Class A and Class B Members pro rata and 20% to the Manager.

      4.2.3. **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

      4.2.4. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to

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that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.5. **Reinvestments**. Notwithstanding section 4.1.2 and section 4.1.3, the terms "Net Capital Proceeds" and "Operating Cash Flow" does not include any amounts the Manager elects to reinvest in the Property.

4.2.6. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.7. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.3. **Allocations of Profits and Losses**.

4.3.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be

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allocated to the Member(s) making such loan.

4.3.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.3.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.5. **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Circular Management Inc. as the "Manager" within the meaning of 6 Del. C. §18-101(12). In that capacity Mr. Martinovic is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Shares from time to time; (ii) issue Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to

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the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Shares to investors, including legal and accounting expenses.

5.6. **Compensation of Manager and Affiliates**.

5.6.1. **Asset Management Fee**. An asset management fee of 0.17% of capital under management shall be paid to the Manager or an affiliated entity monthly.

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5.6.2. **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company and (ii) consistent with the compensation that would be paid between unrelated parties.

5.7. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6. ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements

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(including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in

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either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

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7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Members or any information regarding the Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "<u>Company Representative</u>") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "<u>Audit Procedures</u>"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

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7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Members**.

8.1.1.   **In General**. A Member, whether Class A or Class B, (a "<u>Transferor</u>") may not sell, transfer, dispose of, or encumber (each, a "<u>Transfer</u>") any of his, her, or its Shares (the "<u>Transferred Shares</u>"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Class A Shares (the "<u>Transfer Shares</u>"), then he, she, or it shall notify the Manager, specifying the Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement,

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the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5.　　　　**Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Shares, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member shall grant to the Manager a power of attorney to act on behalf of such Member, Class A Member, in connection with such sale or other disposition; and (iv) each Membershall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.　　**Optional Redemptions.**

8.6.1.　　**Redemption Rights.** On or after the one year anniversary of the issue date, the Company reserves the right, but not the obligation, to redeem outstanding Shares, in whole or in part, and from time to time, at the Manager's sole discretion.

8.6.2.　　**Redemption Price.** The redemption price shall be equal to 112.75% of the principal amount invested for Class A Members, or 110.00% for Class B Members, plus any accrued and unpaid dividends to the date of redemption.

8.6.3.　　**Notice of Redemption.** Redemption of Shares under this section shall be made upon notice sent to the registered holders of the Class A and Class B Shares at least 30 days before the redemption date. The notice shall state: The redemption date; The number of shares to be redeemed; The redemption price; That dividends on the shares to be redeemed will cease to accrue on the redemption date.

8.6.4.　　**Partial Redemption.** In the case of a partial redemption, the Class A and Class B Shares to be redeemed shall be selected in a manner determined by the Manager, which may be by lot or pro rata as permitted by applicable law.

8.6.5　　**Effect of Redemption.** Upon surrender of the Class A Shares for redemption in

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accordance with the terms hereof, the Shares shall be canceled and the rights of the holders in respect of the redeemed Shares shall terminate, except for the right to receive the redemption price.

8.7.   **Mandatory Redemptions**.

8.7.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A and Class B Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.7.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.7.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.7 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.8.   **Fair Market Value of Assets**.

8.8.1.   **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a

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variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.8.2.   **Special Rules**.

(a)   **Designation of Representative**. If the Shares of more than one Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3.   **Cost of Appraisals**. The Company on one hand and the Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.9.   **Withdrawal**. A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Member who transfers Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, or (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

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9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11. **ARTICLE ELEVEN: AMENDMENTS**

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6. An amendment that adds to its own obligations or responsibilities;

11.1.7. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

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11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.4, shall require the consent of the Manager and Members holding a majority of the Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Members or Class of Members (for example, to increase the Preferred Return of one or more Members or Class of Members), without the consent of any other Member, provided that any such increase does not decrease the distributions to any other Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would impose personal liability on any Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member (who may be all Members, or only Members holding a given class of Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Members holding at least Thirty Percent (30%) of the Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within fifteen (15) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the

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Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least three (3) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Arbitration and Consent to Jurisdiction.** Each Member and the Manager hereby irrevocably and unconditionally agrees to submit exclusively to binding arbitration (to be conducted in the manner set forth in this Section 12.4) any dispute, controversy or claim between the parties (or their respective heirs, successors, assigns or affiliates) arising out of, relating to or in connection with this Agreement, regardless of whether such dispute is based upon fiduciary duty, tort, contract, statute, regulation or otherwise. Each Member agrees not to commence any such dispute, action, suit or proceeding except pursuant to this Section 12.4.

12.4.1   The arbitration shall be conducted in accordance with the Rules for Commercial Arbitration of the American Arbitration Association. The seat of the arbitration shall be in New York, New York. The decision of the arbitrator shall be final and binding on each of the parties and judgment thereon may be entered in any court having jurisdiction. The only exception to this arbitration provision shall be an action by either party seeking equitable, including injunctive, relief in a court of competent jurisdiction. Each Member agrees to the personal and subject matter jurisdiction of the courts of New York for the resolution of any dispute not capable of being resolved by arbitration, including related to this arbitration provision or enforcement of any award upon any judgment rendered in arbitration.

12.4.2   In the event of any arbitration or other action arising out of or related to this

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Agreement, the prevailing party in such arbitration or other action shall be entitled to receive an award of all costs and expenses of such arbitration or other action, including attorney fees and costs, and all other expenses in connection therewith, in addition to any other award or remedy provided in such arbitration or action. For purposes hereof, "prevailing party" shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law.

12.4.3   Arbitration must be commenced by service of a written demand for arbitration or a written notice of intention to arbitrate. Judgment upon any award rendered by the arbitrator(s) shall be final, and may be entered in any court having jurisdiction. Any arbitration proceeding pursuant to this Agreement shall be determined pursuant to the laws of the State of New York. This Agreement supersedes any and all preexisting agreements and/or understandings regarding the subject matter hereof. No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action; or is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Member is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

12.4.5   Each Member hereby submits to the in personal jurisdiction of the courts of the State of New York federal courts located therein (and expressly waives any defense to personal jurisdiction of Subscriber by such courts) for the purpose of confirming, vacating or modifying any such award or judgment entered thereon. To the extent any controversy as above described is to be resolved in a court action, each Member expressly agrees that such action shall be brought only in State or Federal courts in New York, and service of process in such action shall be sufficient if served by certified mail, return receipt requested, at the last address of the party served known to the other party. In this connection, each Member expressly waives any defense(s) to (i) personal jurisdiction of the Member by such court; (ii) service of process as set forth above; (iii) to venue, and in addition, expressly agree that New York, is a convenient forum for any such action.

12.4.6   The parties, their representatives, other participants and the arbitrator shall hold the existence, content and result of any arbitration in the strictest of confidence and shall not disclose the same except as required by law and in connection with the confirmation and enforcement of any arbitral award rendered pursuant to this Section 12.4..

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with

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respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CIRCULAR ENTERPRISES, LLC
BY: Circular Management Inc.



By ______________________________ box SIGN 4YR85LXQ-1X3WK7P8
Stefan Martinovic, President

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EXHIBIT E: CIRCULAR MANAGEMENT INC BY-LAWS

BYLAWS
OF
CIRCULAR MANAGEMENT INC.

ARTICLE I
OFFICES

Section 1. Offices. The registered office shall be in the State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. If required by applicable law, the annual meeting of the stockholders of the Corporation shall be held on such date, at such time and at such place, if any, within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 2. Special Meetings. Special meetings of the stockholders of the Corporation shall be held on such date, at such time and at such place as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 4. Quorum and Adjournment. Except as otherwise required by law, by the Certificate of Incorporation of the Corporation or by these Bylaws, the presence, by proxy, of the holders of a majority of the aggregate voting power of the stock issued and outstanding, entitled to vote thereat, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If such majority shall not be present or represented at any meeting of the stockholders, the stockholders present, although less than a quorum shall have the power to adjourn the meeting to another time and place.

Section 5. Adjourned Meetings. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders

entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 6.   <u>Vote Required</u>. Except as otherwise provided by law, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, any regulation applicable to the Corporation or its securities or by the Certificate of Incorporation:

(a)   Directors shall be elected by a plurality of the votes present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors; and

(b)   Whenever any corporate action other than the election of Directors is to be taken, it shall be authorized by a majority in voting power of the shares present in person or represented by proxy at a meeting of stockholders and entitled to vote on the subject matter.

Section 7.   <u>Manner of Voting</u>. At each meeting of stockholders, each stockholder having the right to vote shall be entitled to vote in person or by proxy. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed before being voted. Each stockholder shall be entitled to vote each share of stock having voting power registered in his or her name on the books of the Corporation on the record date fixed for determination of stockholders entitled to vote at such meeting.

Section 8.   <u>Stockholder Action Without a Meeting</u>. Except as otherwise provided by law or by the Certificate of Incorporation, any action required to be taken at any meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent, setting forth the action so taken, shall be given by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents given by a sufficient number of the holders to take the action were delivered to the Corporation.


ARTICLE III
DIRECTORS


Section 1.   <u>Number</u>. Subject to the Certificate of Incorporation, the number of directors that shall constitute the whole board initially shall be two (2) and thereafter shall be no less than one (1) and no greater than seven (7), the exact number of directors to be determined from time to time by resolution adopted by the Board of Directors.

Section 2.   <u>Resignations</u>. Any Director may resign at any time by giving written notice to the Board of Directors or the Secretary. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective.

Section 3.   <u>Newly Created Directorships and Vacancies</u>. Except as otherwise provided by law or by the Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less

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than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

Section 4.   Removal.   Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 5.   Annual Meetings.   The Board of Directors shall meet each year immediately following the annual meeting of stockholders, at the place where such meeting of stockholders has been held, or at such other place as shall be fixed by the person presiding over the meeting of the stockholders, for the purpose of election of officers and consideration of such other business as the Board of Directors considers relevant to the management of the Corporation. In the event that in any year Directors are elected by written consent in lieu of an annual meeting of stockholders, the Board of Directors shall meet in such year as soon as practicable after receipt of such written consent by the Corporation at such time and place as shall be fixed by the Chairman of the Board, for the purpose of election of officers and consideration of such other business as the Board of Directors considers relevant to the management of the Corporation.

Section 6.   Regular Meetings.   Regular meetings of the Board of Directors shall be held on such dates and at such times and places, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors. In the absence of any such determination, such meetings shall be held at such times and places, within or without the State of Delaware, as shall be designated by the Chairman of the Board on not less than twelve hours notice to each Director, given verbally or in writing, whether personally, by telephone (including by message or recording device), by facsimile transmission, by telegram, or by telex, or on not less than three (3) calendar days' notice to each Director given in writing by mail.

Section 7.   Special Meetings.   Special meetings of the Board of Directors shall be held at the call of the Chairman of the Board at such times and places, within or without the State of Delaware, as he or she shall designate, on not less than twelve hours notice to each Director, given verbally or in writing, whether personally, by telephone (including by message or recording device), by facsimile transmission, by telegram, or by telex, or on not less than three (3) calendar days' notice to each Director given in writing by mail. Special meetings shall be called by the Secretary on like notice at the written request of a majority of the Directors then in office.

Section 8.   Quorum and Powers of a Majority.   At all meetings of the Board of Directors or committee of the Board of Directors, the directors entitled to cast a majority of the votes of the whole Board of Directors or committee, as the case may be, shall constitute a quorum for the transaction of business, and except in cases in which the Certificate of Incorporation, these Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors or of such committee. In the absence of a quorum, a majority of the members present at any meeting may, without notice other than announcement at the meeting, adjourn such meeting from time to time until a quorum is present.

Section 9.   Manner of Acting.   (a) Members of the Board of Directors, or any committee thereof, may participate in any meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating therein can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

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(a) Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto, and the consents are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 10. <u>Committees</u>. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 11. <u>Committee Procedure, Limitations of Committee Powers</u>. (a) Except as otherwise provided by these Bylaws or by the Board of Directors, each committee shall adopt its own rules governing the time, place, and method of holding its meetings and the conduct of its proceedings. In the absence of such rules, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these Bylaws.

(a) Each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

(b) Any member of any committee may be removed from such committee either with or without cause, at any time, by the Board of Directors at any meeting thereof. Any vacancy in any committee shall be filled by the Board of Directors in the manner prescribed by the Certificate of Incorporation, these Bylaws or applicable law for the original appointment of the members of such committee.

Section 12. <u>Compensation</u>. (a) The Board of Directors, by a resolution or resolutions, may fix, and from time to time change, the compensation of Directors.

(a) Each Director shall be entitled to reimbursement from the Corporation for his or her reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof.

(b) Nothing contained in these Bylaws shall be construed to preclude any Director from serving the Corporation in any other capacity and from receiving compensation from the Corporation for service rendered to it in such other capacity.

ARTICLE IV
OFFICERS

Section 1. <u>Number</u>. The officers of the Corporation shall include a President, a Secretary and a Treasurer. The officers of the Corporation may also include, without limitation, a Chief Executive Officer and one or more Vice Presidents (including one or more Executive Vice Presidents and one or more Senior Vice Presidents if deemed appropriate by the Board of Directors), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may also elect a Chairman of the

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Board and may elect a Vice Chairman of the Board. The Board of Directors may also elect such other officers as the Board of Directors may from time to time deem appropriate or necessary. Except for the Chairman of the Board and the Vice Chairman of the Board, none of the officers of the Corporation need be a director of the Corporation. Any two or more offices may be held by the same person to the extent permitted by the General Corporation Law of the State of Delaware.

Section 2.   <u>Election of Officers, Qualification and Term</u>. The officers of the Corporation shall be appointed from time to time by the Board of Directors and, except as may otherwise be expressly provided in a contract of employment duly authorized by the Board of Directors, shall hold office at the pleasure of the Board of Directors.

Section 3.   <u>Removal</u>. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors, without prejudice to the rights, if any, of such officer under any contract to which it is a party.

Section 4.   <u>Resignations</u>. Any officer of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.   <u>Salaries</u>. The salaries of all officers of the Corporation shall be fixed by the Board of Directors from time to time, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.

Section 6.   <u>Chairman of the Board</u>. The Chairman of the Board shall have the powers and duties customarily and usually associated with the office of the Chairman of the Board.

Section 7.   <u>Vice Chairman of the Board</u>. The Vice Chairman of the Board shall have the powers and duties customarily and usually associated with the office of the Vice Chairman of the Board.

Section 8.   <u>Chief Executive Officer</u>. The Chief Executive Officer, if one is elected, shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors.

Section 9.   <u>President</u>. If there is no Chief Executive Officer, the President shall be the chief executive officer of the Corporation, shall have, subject to the supervision, direction, and control of the Board of Directors, the general powers and duties of supervision, direction, and management of the affairs and business of the Corporation usually vested in the chief executive officer of a corporation, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the Corporation. If at any time the office of the Chairman of the Board and the Vice Chairman of the Board shall not be filled, or in the event of the temporary absence or disability of the Chairman of the Board and the Vice Chairman of the Board, the President shall have the powers and duties of the Chairman of the Board.

Section 10.   <u>Vice Presidents</u>. Each Vice President shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors or the President. Unless otherwise directed by the Board of Directors, each Vice President severally may bind the Corporation and shall have the authority to execute any document on the Corporation's behalf without further action of the Board of Directors.

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Section 11.   Secretary and Assistant Secretaries. (a) The Secretary shall attend meetings of the Board of Directors and meetings of the stockholders and record all votes and minutes of all such proceedings in a book kept for such purpose. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may from time to time be assigned to him or her by the Board of Directors or the President.

(b)   Each Assistant Secretary shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the President, or the Secretary. In case of the absence or disability of the Secretary, the Assistant Secretary designated by the President (or, in the absence of such designation, by the Secretary) shall perform the duties and exercise the powers of the Secretary.

Section 12.   Treasurer and Assistant Treasurers. (a) The Treasurer shall have custody of the Corporation's funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall also maintain adequate records of all assets, liabilities, and transactions of the Corporation and shall see that adequate audits thereof are currently and regularly made. The Treasurer shall have such other powers and perform such other duties that generally are incident to the position of the Treasurer or as may from time to time be assigned to him or her by the Board of Directors or the President.

(b)   The Treasurer shall be responsible for maintaining the accounting records and statements, and shall properly account for all monies and obligations due the Corporation and all properties, assets, and liabilities of the Corporation. The Treasurer shall render to the Chairman of the Board or the President such periodic reports covering the results of operations of the Corporation as may be required by either of them or by law.

(c)   Each Assistant Treasurer shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the President, or the Treasurer. In case of the absence or disability of the Treasurer, the Assistant Treasurer designated by the President (or, in the absence of such designation, by the Treasurer) shall perform the duties and exercise the powers of the Treasurer.

ARTICLE V
STOCK

Section 1.   Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

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Section 2.   Transfers.   Transfers of stock of the Corporation shall be made on the books of the Corporation only upon surrender to the Corporation of a certificate (if any) for the shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, provided such succession, assignment, or transfer is not prohibited by the Certificate of Incorporation, these Bylaws, applicable law, or contract. Thereupon, the Corporation shall issue a new certificate (if requested) to the person entitled thereto, cancel the old certificate (if any), and record the transaction upon its books.

Section 3.   Lost, Stolen, or Destroyed Certificates.   Any person claiming a certificate of stock to be lost, stolen, or destroyed shall make an affidavit or an affirmation of that fact, and shall give the Corporation a bond of indemnity in satisfactory form and with one or more satisfactory sureties, whereupon a new certificate (if requested) may be issued of the same tenor and for the same number of shares as the one alleged to be lost, stolen, or destroyed.

Section 4.   Registered Stockholders.   The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares as the person entitled to exercise the rights of a stockholder and shall not be bound to recognize any equitable or other claim to or interest in any such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the General Corporation Law of the State of Delaware.

Section 5.   Additional Powers of the Board.   (a) The Board of Directors shall have power and authority to make all such rules and regulations as it shall deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the Corporation, including the use of uncertificated shares of stock subject to the provisions of the General Corporation Law of the State of Delaware.

(b)   The Board of Directors may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.

ARTICLE VI
INDEMNIFICATION

Section 1.   Indemnification.   Except as otherwise provided in the Certificate of Incorporation, the Corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a "**Proceeding**"), by reason of the fact that such person, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made party to any Proceeding, by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VI, the Corporation shall be required to indemnify any person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors of the Corporation.

Section 2.   Advancement of Expenses.   With respect to any person made or threatened to be made a party to any threatened, pending, or completed Proceeding, by reason of the fact that such person,

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or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, the Corporation shall pay the expenses (including attorneys' fees) incurred by such person in defending any such Proceeding in advance of its final disposition (hereinafter an "**advancement of expenses**"); provided, however, that the payment of expenses (including attorneys' fees) incurred by such person in advance of the final disposition of such Proceeding shall be made only upon receipt of an undertaking (hereinafter an "**undertaking**") by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such person is not entitled to be indemnified for such expenses under this Article VI or otherwise; and further provided that with respect to a Proceeding initiated against the Corporation by a director or officer of the Corporation (including a person serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise), such director or officer shall be entitled under this Section to the advancement of expenses (including attorneys' fees) incurred by such person in defending any counterclaim, cross-claim, affirmative defense, or like claim of the Corporation in connection with such Proceeding in advance of the final disposition of such proceeding only if such proceeding was authorized by the Board of Directors of the Corporation. With respect to any person made or threatened to be made a party to any Proceeding, by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, the Corporation may, in its discretion and upon such terms and conditions, if any, as the Corporation deems appropriate, pay the expenses (including attorneys' fees) incurred by such person in defending any such Proceeding in advance of its final disposition.

Section 3.   Claims. With respect to any person made or threatened to be made a party to any Proceeding, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, the rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this Article VI shall be contract rights. If a claim under Section 1 or 2 of this Article VI with respect to such rights is not paid in full by the Corporation within sixty days after a written demand has been received by the Corporation, except in the case of a claim for an advancement of expenses by an officer or director of the Corporation, in which case the applicable period shall be twenty days, the person seeking to enforce a right to indemnification or an advancement of expenses hereunder may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the person seeking to enforce a right to indemnification or an advancement of expenses hereunder or the person from whom the Corporation seeks to recover an advancement of expenses shall also be entitled to be paid the expenses (including attorneys' fees) of prosecuting or defending such suit. In any suit brought by a person seeking to enforce a right to indemnification hereunder (but not in a suit brought by a person seeking to enforce a right to an advancement of expenses hereunder) it shall be a defense that the person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable law. In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the person from whom the Corporation seeks to recover an advancement of expenses has not met any applicable standard for indemnification under applicable law. With respect to any suit brought by a person seeking to enforce a right to indemnification hereunder (including any suit seeking to enforce a right to the advancement of expenses hereunder) or any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, neither the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standards of conduct under applicable law, nor an actual determination by the Corporation that such person has not met such applicable standards of conduct, shall create a presumption that such person has not met the applicable

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standards of conduct or, in a case brought by such person seeking to enforce a right to indemnification, be a defense to such suit. In any suit brought by a person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the person seeking to enforce a right to indemnification or to an advancement of expenses or the person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article VI or otherwise shall be on the Corporation.

Section 4.   Non-exclusive Rights.   The indemnification and advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 5.   Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI or otherwise.

Section 6.   Amendment or Repeal.   Any right to indemnification or to advancement of expenses of any person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

ARTICLE VII
MISCELLANEOUS

Section 1.   Place and Inspection of Books.   (a) The books of the Corporation other than such books as are required by law to be kept within the State of Delaware shall be kept in such place or places either within or without the State of Delaware as the Board of Directors may from time to time determine.

(b)   The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible

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electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1(b) of Article VII or to vote in person or by proxy at any meeting of stockholders.

(c)   The Board of Directors shall determine from time to time whether and, if allowed, when and under what conditions and regulations the accounts and books of the Corporation (except such as may be by law specifically open to inspection or as otherwise provided by these Bylaws) or any of them shall be open to the inspection of the stockholders and the stockholders' rights in respect thereof.

Section 2.   Waivers of Notice. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 3.   Voting Shares in Other Corporations. Except as otherwise provided in the Certificate of Incorporation, the Chief Executive Officer or any other officer of the Corporation designated by the Board of Directors may vote any and all shares held by the Corporation in any other corporation.

Section 4.   Fiscal Year. The fiscal year of the Corporation shall be such fiscal year as the Board of Directors from time to time by resolution shall determine.

Section 5.   Gender/Number. As used in these Bylaws, the masculine, feminine, or neuter gender, and the singular and plural number, shall each include the other whenever the context so indicates.

Section 6.   Paragraph Titles. The titles of the paragraphs have been inserted as a matter of reference only and shall not control or affect the meaning or construction of any of the terms and provisions hereof.

Section 7.   Amendment. Except as otherwise provided in the Certificate of Incorporation, these Bylaws may be altered, amended, added to or repealed by the stockholders at any annual or special meeting or by written consent, by the vote or consent of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast (i.e., by the vote of a majority of the outstanding shares entitled to vote), and, except as may be otherwise required by law, the power to alter, amend, add to or repeal these Bylaws is also vested in the Board of Directors (subject always to the power of the stockholders to change such action); provided, however, that notice of the general nature of any such action proposed to be taken shall be included in the notice of the meeting of stockholders or of the Board of Directors at which such action is taken.

Section 8.   Certificate of Incorporation. Notwithstanding anything to the contrary contained herein, if any provision contained in these Bylaws is inconsistent with or conflicts with a provision of the Certificate of Incorporation, such provision of these Bylaws shall be superseded by the inconsistent provision in the Certificate of Incorporation to the extent necessary to give effect to such provision in the Certificate of Incorporation.

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CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1.   That I am the duly elected and acting Secretary of Circular Management Inc., a Delaware corporation; and

2.   That the foregoing Bylaws constitute the Bylaws of the Corporation as duly adopted and approved by Unanimous Written Consent of the Board of Directors in Lieu of Organizational Meeting effective as of May 20, 2024.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Corporation this May 20, 2024.



Stefan Martinovic, Secretary

EXHIBIT F: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus
  - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Share. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Share). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase a Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Share) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Shares

In general, the sale of Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Share, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers a Share at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of a Share will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Share. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Share against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of a Share by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Share. The deceased Investor's transferee will get a basis in the Share equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Share. Any such gain generally will be considered as gain from the sale of the Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of a Share or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of a Share. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT G: FINANCIAL STATEMENTS

Circular Enterprises LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2023

CIRCULAR ENTERPRISES LLC

TABLE OF CONTENTS



To the Member of
Circular Enterprises, LLC
Armonk, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Circular Enterprises, LLC (the "Company"), a Delaware limited liability company, which comprise the balance sheet as of December 31, 2023, and the related statements of operation, changes in member's deficit, and cash flows for the period from December 14, 2023 (inception) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Circular Enterprises, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 14, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Circular Enterprises, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2023

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBER'S DEFICIT	
Current Liabilities:	
Due to related party	$ 4,710
Total Liabilities	4,710
Member's Deficit	
Contributed capital	-
Accumulated deficit	(4,710)
Total Member's Deficit	(4,710)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$ -

See Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

Circular Enterprises, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from December 14, 2023 (inception) to December 31, 2023

Operating expenses:		
General & administrative	$	4,710
Total operating expenses		4,710
Loss from operations		(4,710)
Net loss before income taxes		(4,710)
Provision for income taxes		-
Net loss	$	(4,710)

See Independent Accountant's Review Report, and accompanying notes, which are an integral part
of these financial statements.

Circular Enterprises, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT (UNAUDITED)
For the period from December 14, 2023 (inception) to December 31, 2023

	Total Member's Deficit
Balances at December 14, 2023 (inception)	$ -
Net loss	(4,710)
Balances at December 31, 2023	$ (4,710)

See Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

Circular Enterprises, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from December 14, 2023 (inception) to December 31, 2023

Cash Flows from Operating Activities

Net loss	$	(4,710)
Expenses paid by related party on Company's behalf		4,710
Net Cash Used in Operating Activities		-
Net Change in Cash and Cash Equivalents		-
Cash and Cash Equivalents at Beginning of Period		-
Cash and Cash Equivalents at End of Period	$	-

Supplemental Disclosure of Cash Flow Information:

Cash paid for income taxes	$	-
Cash paid for interest	$	-

See Independent Accountant's Review Report, and accompanying notes, which are an integral part
of these financial statements.

Circular Enterprises, LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2023 and for the period from December 14, 2023 (inception) to December 31, 2023

NOTE 1: NATURE OF OPERATIONS

Circular Enterprises, LLC (the "Company") was incorporated on December 14, 2023 under the laws of the State of Delaware. The Company is a real estate company that intends to make and hold investments in real estate property entities and operating companies that tenant those properties. The Company is headquartered in New York.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's deficit upon the completion of an offering or to expense if the offering is not completed.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2023, the Company has not earned any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred.

Circular Enterprises, LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2023 and for the period from December 14, 2023 (inception) to December 31, 2023

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740, "Income Taxes" for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations Management expects to incur additional losses and increased operating expenses in the near future. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Circular Enterprises, LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2023 and for the period from December 14, 2023 (inception) to December 31, 2023

NOTE 4: MEMBER'S DEFICIT

No membership units have been issued and no capital has been contributed to the Company as of December 31, 2023.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

From the period from December 14, 2023 (inception) to December 31, 2023, the managing member incurred costs totaling to $4,710 on behalf of the Company. All of which are outstanding as of December 31, 2023 and included as due to related party on the balance sheet. The advances to the Company are unsecured, non-interest bearing, and payable upon demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

The Company intends to initiate a Regulation CF offering of its series membership interests in 2024.

Management has evaluated subsequent events through March 14, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT H: BACKGROUND CHECKS

1. **Name of entity:** Circular Enterprises, LLC
2. **Date:** March 11, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Circular Enterprises, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

    Details: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

    Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

    Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

    Details: No information indicating a SEC stop order was found.

USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

    Details: No information indicating a USPO order was found.

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.

    Details: No derogatory other information was found.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. **Name of covered person:** Stefan Martinovic

2. **Date:** March 11, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Stefan Martinovic is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

badactorreport

1. **Name of entity:** Circular Management Inc.

2. **Date:** May 21, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Circular Management Inc. is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

    Details: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

    Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

    Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

    Details: No information indicating a SEC stop order was found.

USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

    Details: No information indicating a USPO order was found.

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.

    Details: No derogatory other information was found.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com